February 8, 2010

SENT VIA EDGAR

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	RC2 Corporation Form 10-K for the year ended December 31, 2008 Filed March 3, 2009 Definitive Proxy Statement on Schedule 14A filed on March 27, 2009 File No. 0-22635

Dear Mr. Owings:

The following are the responses of RC2 Corporation (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission (the "Commission") dated January 26, 2010 relating to the Company's Form 10-K for the year ended December 31, 2008 and the Company's definitive proxy statement on Schedule 14A filed on March 27, 2009.  For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 26

Comment No. 1

We note your response to comment one of our letter dated December 31, 2009.  Please confirm that you will include information similar to that contained in your response, modified to account for subsequent developments, in your future periodic reports.

Response to Comment No. 1

In future periodic reports, the Company will expand the disclosure under Liquidity and Capital Resources to provide additional detail regarding changes in working capital, cash and outstanding debt and the effect of such items on the expected adequacy of the Company's capital resources consistent with the Company's prior response, as modified for subsequent developments.

H. Christopher Owings, Assistant Director
February 8, 2010

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Comment No. 2

We note your responses to comments four and five.  Please provide your proposed language.

Response to Comment No. 2

Below is the disclosure that the Company proposes to include in the proxy statement for its 2010 annual meeting of stockholders with respect to prior comment number four:

Base Salary.  Base salary is a component of executive compensation.  In determining an executive officer's base salary, the Compensation Committee considers the executive officer’s qualifications and experience, the executive officer’s responsibilities, the executive officer’s past performance, the executive officer’s goals and objectives, and salary levels for comparable positions at peer group companies and other similarly sized companies.  The Compensation Committee considers past performance by an executive officer based on an annual performance review which considers, among other things, organization and strategy, communications, new opportunities, and planning and compliance.

Below is the form of disclosure that the Company proposes to include in the proxy statement for its 2010 annual meeting of stockholders with respect to prior comment number five:

For 2009, participants under our Incentive Bonus Plan included our named executive officers together with other salaried team members as determined by our Chief Executive Officer and President and each participant was assigned a bonus unit value which determined the total bonus that the participant was eligible to receive.  For 2009, 70% of the named executive officers’ performance goal was based on the achievement of targeted levels of Pre-Bonus EBITDA (earnings before interest, taxes, depreciation and amortization adjusted for acquisitions, for non-recurring items and to exclude compensation expense for equity awards), minus our cost of invested capital, which we refer to in this Proxy Statement as “Capital Adjusted EBITDA,” and the other 30% of the performance goal was based on the achievement of targeted levels of eligible net sales.

With respect to the Capital Adjusted EBITDA incentive, representing 70% of the named executive officers' annual cash incentives, we needed to have Capital Adjusted EBITDA of at least $__________ in order to receive a payout for 2009, with 100% of the target incentive paid if Capital Adjusted EBITDA was $_________.  Our 2009 Capital Adjusted EBITDA was $__________, resulting in a total bonus earned by our named executive officers of $_______, representing a ___% payout of their targets for the Capital Adjusted EBITDA portion of the Incentive Bonus Plan.

H. Christopher Owings, Assistant Director
February 8, 2010

With respect to the net sales incentive, 30% of the named executive officers’ incentive bonus targets was available to be earned by the named executive officers for 2009 if the 2009 net sales target of $___ million was met.  If net sales were less than $____ million, no bonus payments would be earned under the net sales incentive for 2009.  Our net sales of $___ million for 2009 did not result in our named executive officers earning an incentive bonus related to the net sales portion of the Incentive Bonus Plan.

*     *     *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (630) 573-7320 if you have any questions on any of the responses to your comments.

Best regards,
RC2 Corporation

/s/ Peter A. Nicholson
Peter A. Nicholson
Chief Financial Officer